EXHIBIT 4.10

English Language Summary of the Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A.

Indústria e Comércio dated August 1, 2008

Preamble

The preamble sets forth the purpose of the agreement, which is the supply of ethylene to Oxiteno S.A. Indústria e Comércio (“Oxiteno”) by Petroquímica União S.A., currently denominated Quattor Química S.A. (“PQU”). The ethylene shall be supplied through ducts directly linking PQU’s production facilities to Oxiteno’s industrial facility in Mauá, São Paulo.

Term

The term of this agreement is fifteen years from the date of its execution. The parties agree to make effort in a good faith to renegotiate this agreement and enter into a subsequent long-term supply contract before its expiration. Either party may initiate negotiations at least twelve months prior to the expiration date. Ten years after the execution of this agreement, each party agrees to reevaluate and revise the agreement, amending any aspects which have caused one party to benefit disproportionally. Any conflict arising from proposed revisions will be resolved through arbitration.

Supply

The agreement sets forth the quantity of ethylene PQU must supply and Oxiteno must purchase each year. PQU agrees to supply 44 thousand tons of ethylene to Oxiteno annually, with a minimum of 19.8 thousand tons per six-month period. In the event of scheduled plant shutdowns for maintenance, PQU will reduce its required annual supply proportionally to the number of days that plant is not operating. In addition, each month, Oxiteno agrees to provide PQU its anticipated purchase needs for the following three months.

The agreement also sets forth specifications for the quality of ethylene supplied by PQU, as well as the method in which it is delivered. In the event PQU cannot supply ethylene to meet such specifications, PQU shall offer Oxiteno the ethylene it has available. However, Oxiteno retains the right to reject any such amounts.

Plant Shutdowns

Each party agrees to notify the other within 180 days of scheduled plant shutdowns for maintenance lasting longer than 15 consecutive days.

Price

The price for the ethylene supplied shall be calculated on a monthly basis, based on the average North West Europe Free Delivered (NWE FD) reference prices for the previous month, and can vary depending on the quantity purchased by Oxiteno. These are net values and do not include any finance costs or federal or state taxes (including subsequent increases of the same), which shall be paid by Oxiteno.

Billing

PQU shall invoice Oxiteno on a daily basis for ethylene supplied on the previous day. In the event Oxiteno does not make the required timely payments, it will be charged prorated interest on outstanding amounts based on an inflation indicator. In the event Oxiteno does not make a timely payment for any amounts of ethylene exceeding 2,600 tons, PQU may suspend its delivery of ethylene until the payment is made. If for ten days Oxiteno does not make outstanding payments for suspended deliveries, PQU may rescind this agreement.

Penalties

If the amount supplied or purchased in a six-month period is less than the minimum required amount, the non-compliant party shall pay a fine equal to 30% of value of the difference between the agreed upon amount of ethylene supplied or purchased and quantity actually supplied or purchased.

Final Provisions

Either party may terminate this agreement in the event the other party (i) fails to comply with its obligations (which is not remedied within 30 days), (ii) declares bankruptcy, or (iii) transfers any rights or obligations of this agreement to a third party without consent. However, neither party may rescind the agreement for the other party’s failure to meet its obligation due to force majeure, as provided under Brazilian law.

This agreement can only be altered with prior written consent from both parties. Any rights or obligations in this contract can only be transferred to a third party upon written consent of both parties. Any conflict arising from this agreement will be resolved through arbitration.

Oxiteno assumes all responsibilities for the use of ethylene in its facilities and in any manufacturing process or manufactured product.

Both parties shall keep this agreement confidential during the term of the agreement and for three years following its termination, except as required by law or agreed to by each party.